1Q19 Results 1Q 2020 Results May 4, 2020 Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve, as of the date such statements are made, risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; general political, economic, health and business conditions in the markets in which CHP operates; competition in the markets in which we offer our products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

COVID-19 Situation: Our Priorities Protect the health and safety of our employees and their families, customers, suppliers, and communities Support our customers and leverage CEMEX Go for a digital and low-touch experience Ensure the long-term business continuity of CHP

Protect the health and safety of our employees and their families, customers, suppliers, and communities Activated Rapid Response Teams to continually monitor the situation and implement preventive measures to reduce risks Enabled distance work and skeletal-workforce schemes Applied strict hygiene protocols in our operations Modified our manufacturing, sales, and delivery processes to implement physical distancing Intensified Health and Safety measures involving employees, contractors, and suppliers, such as suspending non-essential visits to our facilities and implementing temperature and visual checks at entry Conducted internal information campaigns on recommended practices for health, hygiene, and social interaction Restricted all work-related travel Supported our communities with provisions of necessities such as rice, canned goods, medical and hygiene supplies

Support our customers and leverage CEMEX Go for a digital and low-touch experience Continue to work together with customers, contractors and suppliers to implement measures to maintain business continuity Ready to restart or ramp-up operations, complying with all health and safety requirements, when the government allows construction activity to resume Our commercial teams remain in communication with our clients Leveraging CEMEX Go digital platform to provide a virtual and safe customer journey

Ensure the long-term business continuity of CHP Continuously assessing all relevant national and local government pronouncements and ordinances, implementing and applying those applicable. Implemented flexible working arrangements in our sites and offices, in compliance with government advisories and regulations. For the next three months, in accordance with applicable laws and regulations: Some executives have volunteered to forgo 15% of their monthly salaries. Some employees have voluntarily deferred 10% of their monthly salary, with the deferred amount to be paid in December 2020. As immediate actions, to mitigate constraints on or impact to our operations resulting from COVID-19, CHP is reducing the following: Capital expenditures, unless related to managing the pandemic. Budgeted operating expenses, in line with the evolution of market demand. Production and inventory levels, as part of working capital initiatives.

COVID-19 Situation: Our Cement Plants and Markets Construction activity in Luzon halted for the entire duration of the Enhanced Community Quarantine (ECQ). Beginning March 19, suspended production and delivery of cement products in Solid Cement Plant, consistent with the government’s implementation of Enhanced Community Quarantine in Luzon1. APO Cement Plant continues to operate, complying with the necessary hygiene and safety measures. Significant slowdown in construction activity in the Visayas and Mindanao regions. 1 CHP’s Marine Terminals in Manila and Batangas were also closed due to the ECQ

Domestic Cement Volumes and Prices Domestic cement volumes decreased by 4% year-over-year during the first quarter. An 8% increase in volumes during the first two months of the year was offset by the effects of the Enhanced Community Quarantine in Luzon, and other quarantine measures around the country during the second half of March. Domestic cement prices decreased by 6% year-over-year during the first quarter, reflecting declines during the second half of 2019 due to competitive dynamics.

Net Sales For the first quarter, net sales decreased by 10% year-over-year due to lower volumes and lower prices. Net Sales1 1 Millions of Philippine Pesos -10%

Private Sector

Construction employment decreased year-over-year and sequentially during the first quarter. The Enhanced Community Quarantine (ECQ) in Luzon and persisting COVID-19 transmission restrict labor mobility, which may result in lower employment until the threat of the virus is contained.

Residential sector activity was lower year-over-year as demand has been negatively affected by the global pandemic. Lower borrowing rates may augment demand recovery but effects of the pandemic on spending behavior may last even after the ECQ is lifted due to the estimated decline in OFW remittances and increase in joblessness.

Non-residential sector also showed lower activity during the quarter due to a challenging business environment and disruptions in operations and mobility. The sector may see some resilience from downward adjustments in borrowing rates by the central bank, and loan facility support extended to small businesses. However, demand in the sector (hospitality, retail, and recreation) may recover slowly even after the ECQ is lifted as social distancing may become the new normal.



Employment in Construction
(M Persons)
YoY %
+13.1%
+5.2%
+3.6%
+7.9%
-2.6%
4.1
4.2
4.0
4.2
4.0
1Q19
2Q19
3Q19
4Q19
1Q20

Sources: Colliers, Department of Trade and Industry, National Economic Development and Authority, Philippine Statistics Authority

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Public Sector



Disbursements on Infrastructure and Capital Outlays
(in PHP billion)
2019
2020
-29.1%
68
48
-9.3%
50
46
60
28
62
44
75
59
100
82
81
178
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
%
Refers to year-over-year growth

Infrastructure and Capital Outlay during the first two months of the year reached PHP 93.9 billion, 21% lower year-over-year. This was in part due to a base effect given higher payables for completed projects of the Department of Public Works and Highways (DPWH) during the same period last year.

The Department of Public Works and Highway suspended all construction works in Luzon throughout the Enhanced Community Quarantine (ECQ) period.

The government plans to reallocate from the Build, Build, Build Program around PHP 30 B of the PHP 972.5 billion budgeted for 2020 for COVID-19 mitigation efforts. Infrastructure project implementation and construction works will be crucial in ensuring growth recovery and assisting employment generation after the ECQ period.

Activity during the remainder of the year will likely be challenged, with the rainy season occurring in the second half of the year. Execution delays may be expected, likely pushing out implementation of some projects to 2021.

Sources: Department of Budget and Management, Department of Finance, Department of Public Works and Highways

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Cost of Sales 1Q20 cost of sales, as a percentage of sales, decreased by 5 pp year-over-year. High comparable base as 1Q19 costs were affected by scheduled kiln maintenance of Solid Cement Plant, higher sales from cement imports, and consumption of purchased clinker in cement production, carried over as a result of the Naga landslide. Fuel costs, as a percentage of cost of sales, were 6 pp higher year-over-year. Power costs, as a percentage of cost of sales, remained at 18%. Absolute power costs decreased due to lower electricity prices and a rebate from the wholesale electricity spot market. Cost of Sales (% of net sales) Fuel and Power (% of cost of sales)

Operating Expenses Distribution expenses, as a percentage of sales, increased by 4 pp year-over-year. 1Q19 sales considers higher sales sourced from cement imports, an effect of the Naga landslide incident. Selling and administrative expenses, as a percentage of sales, increased by 2 pp year-over-year. Distribution (% of net sales) Selling and Administrative (% of net sales)

Operating EBITDA and Operating EBITDA Margin Operating EBITDA for the first quarter decreased by 1% year-over-year. March 2020 was impacted by the effects of COVID-19 quarantine measures. Operating EBITDA margin was at 19.2%, 1.7 pp higher compared to the same period in 2019. High comparable base as 1Q19 costs were affected by scheduled kiln maintenance of Solid Cement Plant, higher sales from cement imports, and consumption of purchased clinker in cement production, carried over as a result of the Naga landslide. Refers to operating EBITDA margin % 1 Millions of Philippine Pesos Operating EBITDA Variation1 17.6% 19.2%

Net Income Net income for the first quarter was 47% lower compared with the same period in 2019. Operating earnings were impacted by the effects of COVID-19 quarantine measures. Net Income1 1 Millions of Philippine Pesos

Free Cash Flow & Guidance 1q19 Free Cash Flow & Guidance 1Q 2020

Free cash flow after maintenance CAPEX for first quarter 2020 was at PHP 312 million. Strategic CAPEX for the quarter reached almost PHP 1.5 billion due to our Solid Cement Plant Expansion project. Free Cash Flow

Civil works and all other works on halt during the Enhanced Community Quarantine (ECQ) in Luzon. Expected start of operations of second quarter 2021 to be re-evaluated post-ECQ based on work-related guidelines set by the government. Estimated total investment of US$235 million Solid Cement Plant Capacity Expansion

Q&A SESSION 1Q 2020

1Q19 appendix APPENDIX 1Q 2020

Update regarding the Stock Rights Offering Stock Rights Offering (“SRO”) of 8,293,831,169 common shares with a par value of Php 1.00 per common share (the “Offer Shares”) set at the price of Php 1.54 per share was successfully completed with the offer period ending last January 24, 2020. Offer Shares were listed on March 4, 2020. SRO proceeds were released upon listing. As of the end of March 2020, CHP has already prepaid the Solid Cement and APO Cement loans with CEMEX Asia B.V.

Debt Maturity Profile Total Debt: PHP 13,481 Avg. life of debt1: 5.4 years Net Debt to EBITDA2: 1.7x All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants which we are required to comply commencing in June 2020

Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com